UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                (Rule 13d - 101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.1)

                               ENESCO GROUP, INC.

                               -------------------
                                (Name of Issuer)

                                  COMMON STOCK
                          -----------------------------
                         (Title of Class of Securities)

                                    292973104
                                   ----------
                                 (CUSIP Number)


                            Riverside Contracting LLC
                             c/o ReGen Capital, LLC
                            2109 Broadway, 2nd Floor
                            New York, New York 10023

                                 with a copy to:

                              Saul Lieberman, Esq.
                             c/o ReGen Capital, LLC
                            2109 Broadway, 2nd Floor
                               New York, NY 10023
                                 (212) 501-0990

                                 --------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)




                                  June 22, 2007
                                ----------------
             (Date of Event which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                          (Continued on following page)

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CUSIP NO. 292973104                                    Page 2 of 6 Pages
-----------------------                              --------------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON

                            Riverside Contracting LLC

                                                                 EIN: 13-4101150
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
-------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) X
                                                                          (b)
-------------------------------------------------------------------------------
        3           SEC USE ONLY

-------------------------------------------------------------------------------
        4           SOURCE OF FUNDS

                           WC

-------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS        [ ]
                    IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                            Delaware

-------------------------------------------------------------------------------

 NUMBER OF SHARES    7      SOLE VOTING POWER
   BENEFICIALLY                     1,056,901 shares
  OWNED BY EACH
 REPORTING PERSON
       WITH         -----------------------------------------------------------
                     8

                               SHARED VOTING POWER
                                        0

                    -----------------------------------------------------------
                     9

                             SOLE DISPOSITIVE POWER
                                    1,056,901 shares


                    -----------------------------------------------------------
                    10

                            SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,056,901 shares

-------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES                              [ ]

-------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               Approximately 7.00%

-------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                           OO

-------------------------------------------------------------------------------

-----------------------                              --------------------------
CUSIP NO. 292973104                                    Page 3 of 6 Pages
-----------------------                              --------------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON

                              Elliot H. Herskowitz

                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) X
                                                                              -
                                                                          (b)

--------------------------------------------------------------------------------
        3           SEC USE ONLY

--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS

                           PF

--------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS         [ ]
                    IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America

--------------------------------------------------------------------------------
 NUMBER OF SHARES    7       SOLE VOTING POWER
   BENEFICIALLY                     0
  OWNED BY EACH
 REPORTING PERSON
       WITH         ------------------------------------------------------------
                     8       SHARED VOTING POWER
                                     1,056,901 shares

                    ------------------------------------------------------------
                     9       SOLE DISPOSITIVE POWER
                                        0

                    ------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER
                                     1,056,901 shares

--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,056,901 shares

--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               Approximately 7.00%

--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                           IN

--------------------------------------------------------------------------------

-----------------------                              --------------------------
CUSIP NO. 292973104                                    Page 4 of 6 Pages
-----------------------                              --------------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON
                           Neil Herskowitz

                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) X
                                                                              -
                                                                          (b)

--------------------------------------------------------------------------------
        3           SEC USE ONLY

--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS

                           PF

--------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          [ ]
                    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America

--------------------------------------------------------------------------------
 NUMBER OF SHARES    7       SOLE VOTING POWER
   BENEFICIALLY                     0
  OWNED BY EACH
 REPORTING PERSON
       WITH         ------------------------------------------------------------
                     8       SHARED VOTING POWER
                                    1,056,901 shares

                    ------------------------------------------------------------
                     9       SOLE DISPOSITIVE POWER
                                        0

                    ------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER
                                    1,056,901 shares

--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,056,901 shares

--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               Approximately 7.00%

-------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                           IN

-------------------------------------------------------------------------------

-----------------------                              --------------------------
CUSIP NO. 292973104                                    Page 5 of 6 Pages
-----------------------                              --------------------------

                                  INTRODUCTION

The Reporting Persons herein named hereby file this Amendment No. 1 to the Statement on Schedule 13D filed by the Reporting Persons on June 15, 2007 (the "Statement") relating to the common stock (the "Common Stock"), of Enesco Group, Inc., an Illinois corporation (the "Issuer"). Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement. Only those items amended are reported herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The amounts paid for shares of the Common Stock ("Shares") purchased by Riverside was $16,386. In all other respects the information in Item 3 remains unchanged.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate numbers and percentages of Shares beneficially owned by Riverside is 1,056,901 (approximately 7.00% of the outstanding Shares).


         (c) The following table sets forth information with respect to all transactions in the Common Stock that were effected since the most recent filing of Schedule 13D by the Reporting Persons. All of such transactions were effected as ordinary course brokerage transactions.



Riverside Contracting LLC

--------------------------------------------------------------------------------------------------------------------
       Date of Transaction    Type of Transaction,          Number of Shares                   Price per
                              (Purchase) or (Sale)                                               Share
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
$.015        06/19/07                    P                        100,000
--------------------------------------------------------------------------------------------------------------------
$.0125       06/22/07                    P                        100,000
--------------------------------------------------------------------------------------------------------------------
$.01         06/22/07                    P                         70,000

         In all other respects the information in Item 5 remains unchanged.

-----------------------                              --------------------------
CUSIP NO. 292973104                                    Page 6 of 6 Pages
-----------------------                              --------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2007                         RIVERSIDE CONTRACTING, LLC


                                           By   /s/ NEIL HERSKOWITZ
                                                ----------------------
                                                Neil Herskowitz, Manager